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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


               2-TRACK GLOBAL, INC. (FORMERLY ECP VENTURES, INC.)
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    90212C108
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                                 (CUSIP Number)

       WOO SUN JUNG, 35 ARGO HOUSE, KILBURN PARK ROAD, LONDON, UK NW6 5LF
                               011-44-20-7644-0472
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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
CUSIP No. 90212C108
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     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
                WOO SUN JUNG
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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ............................................................
         (b)  ............................................................
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     3.  SEC Use Only.....................................................
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     4.  Source of Funds (See Instructions).....OO
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     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e).....................................................
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     6.  Citizenship or Place of Organization   SOUTH KOREA
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Number of       7.  Sole Voting Power       9,360,000
Shares          ---------------------------------------------------------------
Beneficially    8.  Shared Voting Power             0
Owned by        ---------------------------------------------------------------
Each            9.  Sole Dispositive Power  9,360,000
Reporting       ---------------------------------------------------------------
Person With     10. Shared Dispositive Power        0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          9,360,000
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)..............................................
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     13.  Percent of Class Represented by Amount in Row (11).....31.2%....
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     14.  Type of Reporting Person (See Instructions)
          ......IN........................................................
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
ITEM 1. SECURITY AND ISSUER

Common Stock
2-Track Global, Inc. (formerly ECP Ventures, Inc.)

ITEM 2. IDENTITY AND BACKGROUND

         (a)  Woo Sung Jung

         (b) 16 Kensington Way, Boreham Wood, Hertfordshire WD6 1LU, United Kingdom

         (c)  Reporting person is the President and a Director of Issuer.

         (d) Reporting person has not been convicted, during the past five years, in a criminal proceeding.

         (e) Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Reporting person is a citizen of the Republic of Korea
              (South Korea).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares were acquired in a share exchange transaction in which a total of 18,000,000 shares of the Issuer's common stock, representing approximately 60% of the Issuer's then outstanding common stock, were issued in exchange for all of the outstanding shares of 2-Track Limited, a United Kingdom company.

ITEM 4. PURPOSE OF TRANSACTION

The shares were acquired as part of a share exchange transaction in which the reporting person received 9,360,000 shares of the Issuer's common stock in exchange for the reporting person's ownership interest in 2-Track Limited.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)  9,360,000 shares, 31.2%

         (b)  9,360,000

         (c)  Not Applicable

         (d)  Not Applicable

         (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Plan and Agreement of Reorganization dated November 30, is filed as an exhibit to this Schedule 13D.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date
9th December 2004
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Signature

/s/ WOO SUN JUNG
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Name/Title:  Woo Sun Jung, President and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)